Exhibit 99.5

Earnings Call 1

INFOSYS Limited

EARNINGS CALL 1

Q2 FY 2014 RESULTS

October 11, 2013

CORPORATE PARTICIPANTS

S.D. Shibulal

Co-Founder, Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

Prasad Thrikutam

Head - Americas, Global Head - Energy, Utilities, Communications and Services Business Unit;

Member, Executive Council

Sanjay Jalona

Global Head – Manufacturing

ANALYSTS

Anantha Narayan

Credit Suisse

Moshe Katri

Cowen and Company

Nitin Padmanaban

Espirito Santo

Nitin Mohta

Macquarie

Diviya Nagarajan

UBS

Pankaj Kapoor

Standard Chartered Securities

Sanjay Parekh

Reliance Mutual Fund

Rahul Bhangare

William Blair & Company

Sandeep Muthangi

IIFL

Ankur Rudra

Ambit Capital

Sandeep Shah

CIMB

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participants’ lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Sandeep Mahindroo of Infosys. Thank you and over to you sir.

Sandeep Mahindroo

Thanks Inba. Hello, everyone and welcome to Infosys Q2 ‘FY14 Earnings Call. I am Sandeep from the Investor Relations team in New York. Joining us today on this Earnings Call is CEO & M.D. – S.D. Shibulal; CFO – Rajiv Bansal along with other members of the senior management team. We will start the call with some remarks on the performance of the company for the recently concluded quarter which will be followed by outlook for the year-ending March 31, 2014. Subsequently we will open up the call for questions.

Before I hand it over to the management team, I would like to remind you that anything that we say, which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. I would now like to pass it on to S.D. Shibulal.

S.D. Shibulal

Good morning, everyone, and welcome to our Earnings Call.

I will begin by giving an overview of Q2. Our growth was 3.8% in reported terms and 4.2% in constant currency terms. Volume growth was 3.1 % qoq while realization increased by 0.6% in reported terms and 0.9% in constant currency terms. We had broad-based growth with all verticals, geos and horizontals growing sequentially on a constant currency basis. We added 68 new clients, 37 net; we added 12,168 gross employees during this quarter. Our total employee count is 160,227 as of end of Q2. Our operating margins for the quarter were 21.9%, a qoq decline of 1.6%.

Let me also give you some color on business trends in various areas.

In Financial Services, we have seen some improvement in the last 3 months both in US and in Europe. This improvement is driven by increased spending in new products and channels. Interest in areas like Cloud is higher today than a year back. While compliance-related spending continues, there is positive momentum towards managed services, social media and business-facing products & platforms. However, the overall discretionary spend continues to be muted with a flat-to-negative outlook.

In Retail & CPG, there is vendor consolidation; Application Management and Infrastructure Management deals are emerging as a way of demonstrating cost savings. Digital marketing continues to see strong investments. Strong focus on reducing non-discretionary spend is creating increased pipeline of legacy contracts, though they are price-sensitive. We see more decisions being taken than last year in the areas of Business Intelligence and Digital Consumer. Life Sciences continues to see challenges due to reduced product differentiation and other cost pressures. The industry is focused on Cloud-based services as a way to reduce operating cost.

In Manufacturing, the business momentum in Hi-tech remains positive even though client spend is relatively stagnant due to sluggish PC markets and slower growth in Europe and emerging economies. However, we see spending in auto and aero industries driven by increased spending in technology in new areas like digital, connected vehicle, analytics and global expansion. The primary growth driver for manufacturing continues to be Americas, with Europe expected to see some challenges as some large transformational programs are nearing completion.

We do not see any let up in challenges in the Energy, Utilities and Communication Services space. Revenue challenges for clients is triggering consolidation in the industry and forcing clients to look at adjacent markets. Discretionary spend is being limited to key projects driven by the business. Our focus on proactively creating large deals has led to significantly better pipeline. We are also focused on increasing our business in the wireless and cable space as a way to mitigate the risks in the wireline space. Competitive intensity is high in this vertical and decision cycles are long.

Moving on to service lines, in Business and IT Operations space, most deals are focused on vendor consolidation, end-to-end application management and application modernization. Emergence of ‘Converge Infra’ and ‘Cloud’ is driving asset consolidation and cost optimization by making clients asset-light with automation being a focus area. Future investments in the IT are moving towards mobile devices, big data, social and cloud services. Pricing continues to be a challenge in large outsourcing deals.

As regard in discretionary spend which drives our Consulting and Systems Integration business we see tough business environment with investments being evaluated against stringent financial criteria. Spend trend remains flat to down in various verticals. Though pipeline this year is stronger than last year, decision cycles remain elevated. Large transformational programs are broken into smaller chunks. Clients are embracing applications which create business value while phasing out those which are not adding value.

During the quarter, we had 5 large deals wins adding up to $ 450 mn of TCV. 3 deals were in FSI, 1 each in RCL and MFG. 2 deals were in Americas, 2 in Europe and 1 in ROW. Most of the large deal pipeline is driven by clients looking at restructuring existing spend with a bias towards ADM and infrastructure management. Across industry verticals more clients from Continental Europe are opening to outsourcing with offshore players. Over 50% of the pipeline is from Europe. The pipeline across multiple verticals is robust.

We have deployed a portfolio of strategic investments in Products and Platforms which are yielding good results. This quarter we had 15 wins in our Products and Platforms and solutions space. We have won 50% more TCV in this quarter than last quarter. This is also a result of adoption of SaaS services by our clients.

During the quarter we have made 3 key changes in our organizational structure. We have refocused on growth markets by combining 4 countries – Australia, China, Japan, Middle East and Southeast Asia. They will operate as an independent P&L and the countries will be headed by respective country heads. Overall responsibility will be with Jith who will report to the CEO.

We have created a new industry vertical business unit with integrated sales and delivery and will focus on Utilities and Resources for North American clients. This will be headed by Steve Pratt. We have also increased our focus Life Sciences and Insurance as separate P&Ls. Both BITS and CSI will report into Kakal going forward. There is no change in our strategic direction and our focus on three offerings – CSI, BITS and PPS. The changes which we have made during this quarter are to sharpen our focus on growth markets, improve productivity and utilization and increase client velocity.

Now let me talk about the guidance. Our guidance was 6%-10% in the beginning of the year. End of first quarter we have reiterated 6%-10%, which meant in constant currency terms 7.4%-11.4%. We have changed our guidance to 9%-10% at the end of Q2. In constant currency terms this will be a guidance of 9.9%-10.9%. Yes, we have seen positive momentum but we are entering Q3 and Q4 which are historically soft quarters for Infosys. More importantly, we have made a number of internal changes. We are focused on cost optimization, we are focused on large outsourcing deals and we are focused on growth markets. While these changes are in flight, it takes time to yield results. The large deals which we won this quarter will only yield results a couple of quarters later. Because of all these factors, we remain cautious, and our guidance is 9%-10% in reported currency terms. Thank you.

Rajiv Bansal

Good morning everyone. Just to talk on the financial performance, our revenues for the current quarter grew sequentially by 15.1% in rupee terms and 3.8% in dollar terms. On a constant currency basis this is 4.2% growth sequentially in dollar terms. EPS for the quarter is at Rs. 42.12, this includes a provision of Rs. 219 crores for visa-related matters without which the EPS would have been Rs. 45.96. Excluding the provision for visa-related matter, the margins for the quarter is at 23.6% which is the same as that of last quarter. This quarter we saw significant volatility in currency with the rupee depreciating by 16% intra quarter and on an average by 11%. We have outstanding hedges of $ 1.1 bn as of September end. As we had said in our July Earnings Call, we have given 8% compensation hike to our sales folks effective May 1, 8% increase to our offshore folks effective July 1, and 3% to our onsite folks. This impacted our margins by 300 basis points as was articulated in the July Earnings Call. The benefit of rupee depreciation of 11% that we saw during the quarter has been offset by the salary hikes that I just spoke about. Our net margin is at 18.6%, 2.5% lower than the previous quarter primarily because of the provision that we took for the visa related matter without which the margin would have been 20.3% as against 21.1% last quarter. The reduction is due to exchange loss on account of significant volatility that we saw in the currencies. The volume growth is at 3.1% on a sequential basis and the realizations increased by 0.6% during the quarter. Our utilization including trainees increased to 73.1% as compared to 70.7% last quarter, excluding trainees it increased to 77.5% as against 74.3% last quarter. Our cash-and-cash equivalent including available for sale asset is at 26,907 crores, as against Rs. 24,078 crores in the previous quarter. We have done exceedingly well in terms of our receivable collections. Our DSO is at 62 days against 66 days in the previous quarter. We have revised our rupee guidance of 21%-22% for FY 2014. We have converted our dollar guidance of 9%-10% into rupee guidance at an exchange rate of 62.61 for the next 2 quarters. With this I will open the floor for questions.

Moderator

Thank you very much Sir. Ladies and Gentlemen, we will now begin the question and answer session. Our first question is from Anantha Narayan of Credit Suisse. Please go ahead.

Anantha Narayan

I had a couple of questions, the first one Rajiv was on near and medium margins. Some of your peers do give us an indication of an aspirational range that they are comfortable with. For example one of them has a range of 26%-27%, another one has 19%-20%. What would be that equivalent range for you? Secondly, from a utilization perspective, your utilization number excluding your trainees has gone up almost 6% percentage points in the last couple of quarters. It is currently around 78%. Where do you think that could potentially go up to?

Rajiv Bansal

On the margins, as I said in my interaction with the analysts and investors, if you look at the last few quarters our performance has been kind of volatile, we have had a couple of good quarters and then a bad quarter. This year, as Murthy had articulated, we have initiated 4 initiatives, in terms of sales effectiveness, cost optimization, improving quality and productivity. I think a lot of investments need to be made in these initiatives. What we are trying to do here is, try to create an engine which will deliver high quality revenue growth, industry leading growth at much superior margins. I think a lot of investments which are being made today are to ensure that we have a brighter future, a better growth and better margins in the future. So, I am not too worried about on a quarter-on-quarter basis how the margins are moving right now. I think we are doing all the right things. We are making the right investments. Attrition is one of the concerns that we have. We are investing back into employees, we have given the wage hike, and we have changed the salary structures for the employees, we are paying them better variable pay. We are investing in sales, we are investing in tools, and we are investing in quality and productivity. We are investing in products. So, I think this year we have to make all the right investments to ensure that our exit rate this year is on a good deal pipeline, healthy business momentum, which will deliver a high growth and high margins. So in the medium to long-term, I would say that we would have better margins than the industry and in the competition, but in the short term I think you will see volatility depending on how our growth is delivered. On the utilization front, our utilization has increased to 77.5% which is good. If you look at our net addition in the last couple of quarters, it has been minimal but I think we still have a lot of headroom there. I would expect that utilization to be about 82% on a steady state basis, because I think that is something which many companies have shown that they can sustain. I believe that we have about 4.5% headroom on the utilization front excluding trainees.

Moderator

Thank you, our next question is from Moshe Katri of Cowen & Company. Please go ahead.

Moshe Katri

Nice quarter. Looking at EBIT margins, can you talk about the pluses and minuses, the different factors that impacted and benefited margins during the quarter, the only thing you kind of mentioned was compensation expenses. Can you talk about some of the things like FX etc.

Rajiv Bansal

As I said, our operating margins have remained flat at 23.5%. We saw rupee volatility of 11%, rupee depreciation of 11%, which has given us an uptick on the margins of about 2.5%. We had wage hike which impacted our margin downwards by about 3%. We saw revenue productivity going up by 0.6%. We saw utilization improvement of 2.4% and the onsite mix of 0.8%, which to some extent has been offset by cross currency impact and also by paying better to our employees in terms of variable pay and bonuses. A lot of investment, a lot of upside that we have seen on the rupee depreciation has gone into wage hikes, the upside that we have seen on improving of the operational parameters has gone back, has ploughed back into the business in terms of investment in sales, in terms of investment, in terms of paying employees better.

Moshe Katri

Right, just a followup. I think you mentioned in the past that you are going to look at Q4, Q4s booking numbers, and kind of the revenue numbers, as a starting point in terms of looking at fiscal year 2015. Is that going to be the plan at this point and based on what you are saying, things are kind of falling in where they should be falling at this point?

Rajiv Bansal

We are all working towards that. As I said, we have made the right investments. We are doing all the right things, but some of these things will take time. This is not a magic wand which will just turn around and we will see superior performance overnight. But, I think, the last 2 quarters’ performances gives us a lot of encouragement. I think we have to continue to do the right things, make the right investment and I think the exit rate of this year would definitely be something that we would look at, because that sets the floor for the next year. So, I think we are very focused on improving and continuing the improvement that we are seeing in the last 2 quarters and we are very focused on continuing the journey.

Moderator

Thank you. Our next question is from Nitin Padmanaban of Espirito Santo. Please go ahead.

Nitin Padmanaban

What is it that worries you in the medium term in terms of growth because if I look at your guidance, it looks pretty weak. The first half itself is a 14% growth. Like last year where you did highlight that there were specific client situations are you seeing anything of those that worries you at this point or is it project closures, ramp downs. What is that worries you in terms of lack of near term ramp ups? Just wanted some color on that.

S.D. Shibulal

So there are two factors, number one there is some seasonality to our business. Q3 and Q4 are generally soft quarters for us if you look at it historically. And we also have less number of working days in Q3, so those do have impact but more importantly we are also going through some internal changes. As Rajiv said, we are actually trying to put the foundation down for sustainable growth over a long period of time at superior margins. They do require investments but more importantly they require changes and those changes will yield results only in the long term, they are not going to yield results overnight. These two factors are the drivers for caution and we remain cautious. We have looked at our current visibility, we have looked at our current deal pipeline, we have looked at our current client behavior, we have looked at how different industry verticals are behaving and faced with challenges. For example the US shutdown will have some impact from the different industry which will flow into the manufacturing industries sooner or later it is too early. These are industry phenomena’s but we also do get impacted by them. In Retail, we have seen concerns about holiday spends and other things. So there are external factors but more importantly internal changes which we have made which we believe will only yield results in the long-term. These factors are considered into our guidance and that’s why we have kept our guidance at 9% to 10% in reported currency, 9.9%-10.9% in constant currency.

Nitin Padmanaban

Sure. I was just trying to understand because historically, at least a year ago, you had highlighted client specifications that you had at some point. There is nothing of that sort that you would worry about in terms of criticality at this point.

S.D. Shibulal

There are no specific client issues that I am worried about. I talked about the internal changes which we are making, which will yield results only in the long term. I talked about industry related aspects and equally importantly the seasonality of our business.

Nitin Padmanaban

Sure and just one last question if I may. You highlighted that attrition was a worry for you. I just wanted to understand in terms of attrition, how much of that would have been involuntary this quarter?

S.D. Shibulal

Attrition is a matter of concern for us. Even though in absolute numbers the attrition has come down but in percentage terms it does not really come down materially. We have done a number of things we have given compensation increase, we have given promotions, we have reduced the variability of compensation. We have a provision for higher variable compensation in the system; we have done number of things and communication also has been a very important part of this process. We have been in constant touch with our employees; we will continue to do it. Now the involuntary attrition is 1.5%.

Moderator

Thank you. Our next question is from Nitin Mohta of Macquarie. Please go ahead.

Nitin Mohta

Shibu I just wanted to understand the demand environment a little better. Is it that you are seeing pick up across the board or is it more a function of your market share and deal win ratios improving?

S.D. Shibulal

There is improvement in the demand environment in US. Europe is starting to show some signs of demand improvement. It does vary industry vertical-to-vertical. We have seen demand improvement in Financial Services which is a very large portion of our business. Traditionally, they have spent on cost management, regulatory and compliant areas. We are seeing some early signs of spending in new products and new channels, so that is good for us. They are also starting to spend on Digital Transformation, that also helps us. In Retail we are continuing to see pick up in the digital space, but more importantly Retailers are looking for optimization of their operations which is leading to either vendor consolidation or large outsourcing opportunities which we have not seen traditionally in Retail.

Manufacturing, Hi-tech is showing positive momentum. In the areas where we are not seeing any change in the momentum though not a degradation but lack of momentum, is wire-line. We are quite focused on increasing our business in wireless and cable to mitigate there is lack of momentum in the wire line, which is a substantial portion of our Energy, Utilities and Communication Services space. So, overall we have seen some improvement in momentum, more in US, less in Europe. Europe is starting to show early signs. The momentum is different in different verticals.

Now, at the same time, there are of course some concerns in the environment. See, the environment continues to be volatile. While all this happened, the government shutdown happened. Then you have this overhang of the debt ceiling. So there is volatility in this situation but if I look at it, generally there is positive momentum.

Nitin Mohta

Sure and if you can just give some color on how you are seeing your market share changing probably now versus a year ago and any comment on win ratio?

S.D. Shibulal

I will look at it in three different dimensions. If you look at the large outsourcing deals, these are price sensitive deals, the competition is quite heavy. If you look at our track record, it has improved. If you look at the second half of last year, we won about a $1 bn with large outsourcing deals. Those deals have now converted into revenue and that is what is showing up in Q1 and Q2 as revenues. If you look at the first half of this year, I think we have closed similar number of deals in similar value. More importantly we are focused on new revenue rather than the rebids. I believe that they will start showing up in revenue couple of quarters later. Our ability to win large outsourcing deals has improved. Some of them we have won against some of our traditional competition and in majority of times we have succeeded in vendor consolidation environment, that is on large outsourcing deals.

On the Transformation space our capabilities have gone up. Especially with the Lodestone acquisition our capabilities have gone up in Europe. The integration has to complete and the people have to come together to win deals. I am seeing pipeline which is being attacked by joint Infosys-Lodestone team. I expect that will yield results as time goes by.

The third offering that we have is Products and Platform it is very small, it cannot make a difference to Infosys’s growth. It is in its early stages other than Finacle. But this quarter we had 15 new wins and the TCV win this quarter was much higher than last quarter. Our ability to create solutions which are relevant to our clients, our ability to show business value and our ability to win has improved. We still have a long way to go. That is where all the internal changes we are making are important. We are doing cost optimization, we are driving productivity and quality. We are trying to improve the quality of our sales force. We are looking at mitigating immigration related issues. So these initiatives have just started, they have started about 3 months back. It is way too early for us to say that the results will be there immediately. That is why it will take time for these things to yield results and that is why we remain cautious.

Nitin Mohta

So if I look at the second half of Fiscal ’14 and compare it with the $1 bn kind of contract wins that you had last year and similar level in first half, do you feel more optimistic about the deal pipeline in second half or it is going to be roughly at the same level.

S.D. Shibulal

If I look at the current pipeline versus about a year back pipeline, it is somewhat similar. But if I look at the velocity of wins, they will be lower in Q3 and Q4 will be lower than Q1 and Q2 because of the two simple reasons. Number one is that people are on holiday and that does impact the velocity of wins. I am not talking about general velocity I am talking about large outsourcing deal velocity which we did see last year little bit in Q4. So pipeline is similar.

Moderator

Thank you. Our next question is from Diviya Nagarajan of UBS. Please go ahead.

Diviya Nagarajan

This one time provision that we have had this quarter, can we assume that that won’t recur for the rest of the year?

S.D. Shibulal

This is in relation to our discussion with the US Attorney’s office and other government department regarding a civil resolution of the government’s investigation into our compliance of I-9 requirements and past B-1 usage. Based on the status of these discussions, we have set aside a reserve of $35 mn. Because the discussions are ongoing we are not able to provide additional details at this point in time.

Diviya Nagarajan

In terms of your segmental breakup some of your sectors like Telecom seems to have recovered this quarter after couple of quarters of decline. Are you willing to call this a secular trend for the rest of the year?

Prasad Thrikutam

As Shibu mentioned in his opening remarks, the pressure on wire-line business continues. We are trying to offset the mix of our business by moving more and more work on a relative basis to the cable and the wireless business. But on the wire-line side, we will continue to see challenges. At an overall level that will drag the telecom growth downwards although cable and media are still going fairly strong for us.

Diviya Nagarajan

Just one last question on your volumes. Firstly, the volumes for the second quarter which is typically strong seem to be little on the lighter side and in particular onsite volume seem to have declined, is this a function of projects having started last quarter and this is a normalization effect or do you think this is indication of what we should expect for the next couple of quarters.

S.D. Shibulal

So, the volume grew by 3.1% in Q2; onsite was 0.7% and offshore was 4.3%. If you look at the last couple of quarters you can see that the onsite growth was higher. Onsite growth signals new project starts and which will eventually lead to offshore growth but more importantly this is also an internal change which we are making. We are very focused on making sure that we do more and more work from offshore, that is one way for us to provide higher and higher value to our clients. One of the internal changes we are making is to drive more and more work from offshore. Again, I want to say that while you have seen some improvement it is too early to say that these changes are going to make overnight differences. We expect it to yield results in the long term. This is also a way for us to address a potential immigration bill if it becomes reality.

Moderator

Thank you. Our next question is from Pankaj Kapoor of Standard Chartered Securities. Please go ahead.

Pankaj Kapoor

Shibu just wanted to check on the next couple of quarters when we are guiding for almost a sequential decline of about a percent, is it largely because of the internal changes that you are referring to, basically the onsite to offshore shift which is driving this decline in the topline?

S.D. Shibulal

See we have seen growth over the last 4-5 quarters but then at the same time we have seen volatility, that is one factor. Second factor is that historically if you look at our performance, there is seasonality to some of the quarters. Q3 and Q4 are generally soft. Then number three is more important that we are making a bunch of internal changes, which is meant to create an environment of sustainable growth and sustainable profit. Those changes will take time to yield results. These are not silver bullets, it will take time to yield results. Finally our guidance is always a statement of fact. We have looked at our pipeline we have looked at our clients, we have looked at our revenue mix, we have looked at the number of working days in Q3. We have looked at all of those things and we felt that we need to remain cautious because the internal changes will take time to yield results and as I said the seasonality to our business, so we have given a guidance from 9%-10%. In constant currency terms it is 9.9%-10.9%. Given all the fact we know at this point in time we believe this is the right guidance.

Pankaj Kapoor

Rajiv on the margin front can you quantify what was the benefit that we got from currency in this quarter?

Rajiv Bansal

This quarter on average to average basis, currency depreciated by 11% which gave a benefit of 250 basis points on the currency which is offset by 300 basis point impact because of wage hike.

Pankaj Kapoor

Is it like fair to assume that outside of currency, the margins would have bottomed out from here. Ex-currency we should see margins to be on an up trending trajectory or you think there are further challenges ahead on the margin side?

Rajiv Bansal

There are couple of factors which will impact the margin. One is definitely the growth because I think we need to have a minimum growth to sustain our margin because most of the expenses in the current quarter would be fixed because most of our expenses are salary cost. Having said that, I think on the margin front we have couple of levers in terms of utilization, onsite-offshore ratio. All the initiatives that we took on the cost optimization in the last quarter will start yielding results from this quarter. So I think we have some upside in the margin, but I think the important part which I was saying earlier also was that we have to make the investment to ensure that we exit this year with a good growth momentum, with a good margin so that the next year looks better. I think we are on that path. We are making the right investments and if we continue on that path, I think these margins would bottom out but I think in the near future, a lot would depend on the growth that we register.

Pankaj Kapoor

So, is it fair to assume that you will be reinvesting only the currency gains into the business side or does it mean that irrespective of the currency you will continue to invest which means that the margins can fall further from here?

Rajiv Bansal

If the investments are going to give us long-term returns which are for the better of the organization, then we would make the investments irrespective of the currency movements. We took the decision to give wage hike without knowing that the currency would move the way it had moved. I think we are making the investments which are the right investments which we know will give us return in the future. Currency depreciation just happened during the quarter which we couldn’t predict beginning of the quarter, so we are making the investments irrespective of currency movements.

Moderator

Thank you. Our next question is from Sanjay Parekh of Reliance Mutual Fund. Please go ahead.

Sanjay Parekh

Mr. Murthy had mentioned that one of the agenda would be reduction in onsite costs. The onsite cost had gone up steeply from 36% to 46% and you did allude in your call that we are towards cost reduction. If you can give us some flavor of over what period do we see this cost coming down and particularly within that also could we control the expats utilization which is lower than the overall onsite on that piece also. If you can give us some flavor over next 3-4 quarter that will help?

S.D. Shibulal

Yes, Murthy had said that and there is a lot of work happening on reducing onsite cost. It can be done by multiple levers. Number one is reduction in onsite percentage itself and number two rationalizing cost, changing role ratios. All of these are long-term. We cannot go and say that we are going to reduce onsite by 5% to a client starting tomorrow morning because the client also has to be prepared. Changing the role ratio is a gradual process. Utilization onsite is quite high, we are at about 94% or so. Our deputy utilization is even higher. We will continue to push. But the point is that none of this is overnight and it will take time. We have seen improvement this quarter. Onsite-offshore ratio has improved by 0.8%, but it will take time and it will take few quarters. We will continue to focus but the results will show up over a period of time.

Moderator

Thank you. Our next question is from Rahul Bhangare of William Blaire. Please go ahead.

Rahul Bhangare

Manufacturing had a good quarter. Can you help reconcile some of the actual performance with some of your cautious commentary from last quarter?

S.D. Shibulal

See, we had given a guidance. If you remember last quarter, we had stuck to our guidance of 6% to 10% which is approximately 7.4%-11.4% for the year. The quarter-on-quarter is not an important issue. One needs to look at secular trends. We have seen growth for the last 4-5 quarters sequentially, but as I said there are multiple internal transformations we are doing to create the sustainable growth and sustainable margins and they do take time to yield results. The environment is also volatile. We have seen positivity in US and some positivity starting to happen in Europe, but it continues to be volatile. There are some unforeseen events which also happen in the environment. Our guidance is actually statements of fact as we see it. When we enter the quarter, our visibility with the quarter is about 95%. 5% of $2 bn revenue is $100 mn. That is what we need to make up and we have approximately 60 days to make this up. It is important to note that the guidance is based on what we see and it is a statement of fact and that is what we talk about. This quarter also, it is very similar. We are making a statement of fact as based on all the factors we know which includes the deal pipeline, the customer velocity, potential holidays and furloughs, challenges of internal transformation and all of those have been considered and that is where the caution comes from. It is also important to remember that we have seen volatility in our performance. If you look at the last 8 quarters, we have seen volatility in our performance.

Rahul Bhangare

But in the Manufacturing vertical in particular last quarter during the call, you had some pretty cautious commentary and the quarter ended up quite nicely. Did something happen during the quarter, I think you had some cautious commentary about discretionary spending specifically in the Manufacturing vertical, did that change?

Sanjay Jalona

Overall, we had a good growth in this quarter. We have seen all sectors especially hi-tech and automotive starting to spend a little bit more than normal. We did see some investments going into mini-scope business transformation, lot of customers spending on Digital and Analytics. That is what has propelled the growth. We see good pipeline and momentum going in and all the service lines have also grown in this quarter.

Rahul Bhangare

Rajiv, sales and marketing is now nearly 6% of revenue. Should we expect this to be the new normal or should we expect further increases?

Rajiv Bansal

I think this will stabilize at these levels, plus minus 0.5% here and there. If you compare our sales and marketing expenses with the competition, I think we have one of the most effective salesforce. We have made certain investments in the last 2 quarters on our sales. We gave an 8% wage hike during May. We have also increased the performance bonus for them. If you consider all that, I think we have made a lot of investments in the last two quarters on the sales side and I think it will stabilize around these levels in the near future.

Moderator

Thank you. Our next question is from Sandeep Muthangi of IIFL. Please go ahead.

Sandeep Muthangi

I have a question on margins. Rajiv, I am trying to reconcile the margin breakup that you have said. You said 300 bps negative because of the wage hikes and then 250 bps positive because of the currency depreciation. I am just trying to see the net impact of these things. Should have been 50 bps, but the salary cost as a percentage of revenues have increased by about 160 bps quarter-on-quarter. Is this because of this performance bonus for the sales guys and perhaps any other metrics, any other salary related events that are not included as a part of this 300 bps?

Rajiv Bansal

What I said was that we gave a wage hike which had an impact of 300 basis points, set off by rupee depreciation which gave an upside of 2.5%. We saw operational parameters being much better in terms of revenue productivity, utilization, onsite-offshore mix and that set off against higher provision for bonuses and variable pay for employees.

Sandeep Muthangi

Can we quantify the bonus and the variable pay part Rajiv?

Rajiv Bansal

What we are saying is that we have to pay our employees better. We have to make sure that people who are performing well get high variable pay. All the operational benefits that we are seeing in terms of improving the parameters have been thrown back. But I think it will be too much to break it up between how much of it has gone into variable pay, how much has gone into this. Overall what we are seeing is if we perform well, if we do well on our operational parameters, some part of it will be ploughed back in the business whether it is sales, whether it is employees, whether it is quality and productivity or the tools.

Sandeep Muthangi

Just help me with one thing then. Should we look at these performance bonuses and variable pay as a recurring event that every quarter is this is what is going to happen or is this kind of a seasonal or a nonrecurring thing that has happened in 2Q?

Rajiv Bansal

I think what we have done is now we have come to a level where we are very comfortable. We believe that this will drive high performance culture in the organization. So I think what we have done in the current quarter and up to current quarter is going to be the right thing to do in terms of matching the performance of people and driving high performance management in the company.

Sandeep Muthangi

If I can have one question on the slight reorg that has been happening? Shibu, we have been going back from a purely vertical-based structure which has happened during the last reorg to a part vertical based structure and a part focus on the new geos or the emerging growth markets kind of structure. So what should we read into this? Is this because you want a higher focus on this or is this because you face some challenges with the vertical based structure that this kind of a reorg has happened?

S.D. Shibulal

We have created industry specific country P&Ls for 4 countries; Australia, China, Japan, Middle East and South East Asia and these will be headed by the country heads and reporting to Jith, who will report into e. The purpose of this is to bring in more focus in these countries but the operation will continue to be somewhat joint. We want to make sure that knowledge and benefits of the global industry verticals too flow into these countries and that will be taken care of at the ground level. We have also created couple of new industry verticals to drive growth. New people are taking up leadership positions. Steve Pratt is looking after Utilities & Resources, Manish will look after Life Sciences and Ravi will look after Insurance. These are all new leaders who are coming up and who will look after new industry verticals and drive growth. Overall it is all meant for sharpening our focus on growth and increasing client velocity.

Moderator

Thank you. Our next question is from Ankur Rudra of Ambit Capital. Please go ahead.

Ankur Rudra

Congrats on a good quarter. Could you may be help me with some of the margin benefits outside of currency you got this time? I can see utilization improvement, offshore shift and realization increase. Is it possible to enumerate the consolidated gain from these benefits?

Rajiv Bansal

Utilization improved by 2.4% as I said, onsite mix of 0.8%, and revenue productivity of 0.6%. Put together they would give us a benefit of about 150 basis points for the quarter.

Ankur Rudra

So given that the currency tailwind was counterbalanced by wage hike, this incremental 150 basis point was basically taken up by the bonuses which is what you spoke about?

Rajiv Bansal

The rupee depreciation gave us 250 basis points, the wage hike was negative 300 basis points. So there is about 50 basis points drop offset by 150 basis points increase in the operational parameters. The balance 100 basis points goes to additional bonuses and other expenses and investments that we spoke about.

Ankur Rudra

Just to clarify the 100 basis points has gone, will this stay at this level every quarter or is this one-off only this quarter. Just want to clarify that point?

Rajiv Bansal

As I was saying we have to pay our employees well. There are people who are actually performing very well. So I think this is a right level of payout that we have to give to our employees. I believe that going forward also we will continue to provide at these levels.

Ankur Rudra

On the ex-currency tailwinds you got this time, do you feel that the low-hanging fruits of these levers have been already achieved and it will be tougher to gain further gains from utilization or offshore shift?

Rajiv Bansal

Not really. We started on the cost optimization thing last quarter. We have incurred expenses for that. The benefits will come in the subsequent quarter. Our utilization is at 77.5%. We can potentially take it up to 82%. We have 4.5% lever there. Our onsite mix is still at 30.2%, huge potential to bring it down. So there are enough levers but I think a lot of it will depend on the growth. If we see good growth momentum, I think it gives us flexibility to make changes much faster. So I think all these factors will play out in terms of how the margins will look like in future.

Ankur Rudra

Finally last question on margins, like you had historically quantified a wage hike impact in 2Q, you are articulating the investments you will be making towards other areas to make yourself more competitive on the long-term. Is it possible to quantify the extent of that investment for the rest of the year?

Rajiv Bansal

It is difficult because it lot depends on your ability to make the investments like if you do well, you have good growth, you see the upside in margin and a lot of it will plough back into the investment. So I think it will depend on how our growth is looking and that is the reason the growth becomes very critical. If you see good growth, then we will see how much of that can be invested, how much of the upside in the margin can be invested back in the business. But having said that, I think some of the variable pay that we are talking about, are investments we have to make going forward. So those have already been done in this quarter. I will not see an incremental impact of that coming in the subsequent quarters, but a lot of other investments talking about in terms of sales, quality productivity, and delivery efficiency would depend on how we perform in terms of our growth.

Moderator

Thank you so much. We will take our next question from Sandeep Shah of CIMB. Please go ahead.

Sandeep Shah

Just two questions in terms of guidance, are you assuming more furloughs and a higher seasonality versus what you used to assume in the last year? The second question is Shibu you made one of the comments that the volatility in terms of the growth to some extent is coming down. So is it fair to say that this may sustain going forward because of two reasons, one is the stop and start approach in the discretionary project is actually improving and the second our win ratio on the outsourcing and the order book is now improving, to give us a less volatile growth going forward.

S.D. Shibulal

The first question was about furloughs. We are not assuming anything out of ordinary at this point in time. Sanjay has expressed the concern about more furloughs because of government shutdown which can lead to defense spending cut, which can lead to manufacturing taking more furloughs, but other than that we are not assuming at this point in time into our projections. We have assumed normal furloughs. BG has also said something about furlough decisions after the Q3 closures in financial industry, that also we have not considered. We have considered somewhat similar to what we have considered in the past, number one. Number 2, regarding the volatility what I said was that over the last 810 quarters, we have seen volatility. While we have seen growth over the last 4 quarters, most of the initiatives we have started are very nascent and it is too early for them to yield results. They will only yield results in the long term. The last quarter I was very clear that I would not consider this as a secular trend. I remain cautious even today because most of the internal transformation and changes which we are making to achieve all the stability is way too early. I would not yet declare this as a secular trend.

Sandeep Shah

Just follow-up on the discretionary project side, do you believe the stop and start approach is getting behind and there is more predictability on the ramp ups of the deals?

S.D. Shibulal

On the large outsourcing deals we have won, we have not won enough because the stock has to get build. A billion dollar win this year will only give us about 4% to 6% this year and about 20% next year which is not much in the context of the scale at which we operate. We need to win more and create a stock and that is what we are trying to do. On the discretionary spend, there is a bit more velocity, but again the environment can be very volatile. It is starting to get a little more velocity especially in the financial services space but we started seeing volatility in the retail space. So Financial Services space is getting better, but Retail space has become more volatile and this government shutdown also does not help. We have considered that also into our guidance. The overall environment has marginally improved, there is no doubt. The discretionary spend also has improved but there are areas where we had seen degradation.

Moderator

Thank you very much. Ladies and gentlemen due to time constraints that was the last question. I now hand the conference back to Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for spending time with us on this call. We look forward to talking to you again. Thank you and have a good day.

Moderator

Thank you members of the management team. Ladies and gentlemen with that, we conclude this conference call. Thank you for joining us and you may now disconnect your lines.